FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Furnished Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the period ending 7 June 2004

BRITISH AIRWAYS Plc

Waterside HBA3, PO Box 365, Harmondsworth UB7 0GB

CONTENTS

Purchase of Own Securities	19 May 2004
May Traffic and Capacity Statistics	3 June 2004
S198 AEGON	7 June 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

Date:	7 June 2004
Sarah Billington Manager Shareholder Services

PURCHASE OF OWN SECURITIES

Pursuant to Listing Rule 15:15, British Airways Plc gives notice that earlier today, in two separate transactions, it purchased a total of 9.55 per cent of the initial amount of the £100,000,000 British Airways Plc 10.875% bonds due 2008 for cancellation. This is the third such notification under Rule 15:15 and 61.45 per cent of the initial amount of the British Airways 10.875% bonds due 2008 remains outstanding.

Alan Buchanan

Company Secretary

TRAFFIC AND CAPACITY STATISTICS - May 2004

Summary of the headline figures

In May 2004, passenger capacity, measured in Available Seat Kilometres, was 8 per cent above May 2003 and traffic, measured in Revenue Passenger Kilometres, was higher by 11 per cent. This resulted in a passenger load factor up 1.9 points versus last year, to 71.6 per cent. The increase in traffic comprised a 12.1 per cent increase in premium traffic and a 10.8 per cent increase in non-premium traffic. Cargo, measured in Cargo Tonne Kilometres, rose by 15.6 per cent. Overall load factor fell 0.6 points to 66.5 per cent.

Market conditions

Market conditions are unchanged. Longhaul premium volumes are recovering steadily, while shorthaul premium remain at lower levels. Non-premium volumes are very price-sensitive.

Strategic Developments

British Airways posted a pre-tax profit of £230 million for the full year to March 31, 2004 (2003: £135 million profit). There was a pre-tax profit for the fourth quarter of £45 million (2003: £200 million loss).
The operating profit for the full year was £405 million (2003: £295 million profit). The operating profit for the fourth quarter was £32 million, £196 million better than last year.

British Airways added £2.50 per flight sector (£5 return trip) as a separate fuel surcharge to its fares in the UK from Thursday, May 13, as a result of the rising price of oil. The fuel surcharge applies to all fares, except the lowest lead in fares, sold across the British Airways' global network. In all markets outside the UK a surcharge of $4 USD per flight sector will be added.

British Airways CitiExpress launched direct flights from Birmingham International Airport to Lyon, Vienna and Nice and announced increased capacity on existing services from Birmingham to Dusseldorf.

British Airways cut European airfares by up to a third on major routes departing from London Gatwick. Fares are now reduced by up to £30 return throughout the year to 38 European destinations.

British Airways announced a six week sale offering savings of up to £330 on business class return fares to 75 European cities and savings of over £1000 (some forty per cent) on Club World fares to many popular destinations, for travel during the school holidays.

June 3, 2004

BRITISH AIRWAYS MONTHLY TRAFFIC AND CAPACITY STATISTICS

		Month of May				Financial year to date
						April through May
BRITISH AIRWAYS GROUP			Change				Change
SCHEDULED SERVICES	2004	2003	(%)		2004	2003	(%)
Passengers carried (000)
UK/Europe	2051	2046	+0.3		4073	4031	+1.0
Americas	621	583	+6.6		1253	1140	+9.9
Asia Pacific	120	80	+51.1		251	170	+47.5
Africa and Middle East	228	200	+14.2		473	385	+22.8
Total	3021	2908	+3.9		6049	5726	+5.6

Revenue passenger km (m)
UK/Europe	1823	1741	+4.7		3611	3396	+6.4
Americas	4170	3917	+6.5		8360	7683	+8.8
Asia Pacific	1246	880	+41.6		2597	1867	+39.1
Africa and Middle East	1520	1355	+12.1		3136	2659	+18.0
Total	8758	7893	+11.0		17705	15604	+13.5

Available seat km (m)
UK/Europe	2655	2599	+2.2		5224	5085	+2.7
Americas	5404	5147	+5.0		10627	10200	+4.2
Asia Pacific	1906	1595	+19.5		3748	3231	+16.0
Africa and Middle East	2260	1984	+13.9		4482	3927	+14.1
Total	12226	11326	+8.0		24081	22443	+7.3

Passenger load factor (%)
UK/Europe	68.6	67.0	+1.6	pts	69.1	66.8	+2.3	pts
Americas	77.2	76.1	+1.1	pts	78.7	75.3	+3.4	pts
Asia Pacific	65.4	55.2	+10.2	pts	69.3	57.8	+11.5	pts
Africa and Middle East	67.2	68.3	-1.1	pts	70.0	67.7	+2.3	pts
Total	71.6	69.7	+1.9	pts	73.5	69.5	+4.0	pts

Revenue tonne km (RTK) (m)
Cargo tonne km (CTK)	434	375	+15.6		823	706	+16.5
Total RTK	1269	1164	+9.0		2506	2263	+10.8
Available tonne km (m)	1907	1736	+9.9		3765	3432	+9.7

Overall load factor (%)	66.5	67.1	-0.6	pts	66.6	65.9	+0.7	pts

* Comparative numbers from 1 July 2002 have been adjusted to remove the impact of dba following its disposal on 30 June 2003

Certain statements included in this statement may be forward-looking and may involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the company's plans and objectives for future operations, including, without limitation, discussions of the company's business and financing plans, expected future revenues and expenditures and divestments. All forward-looking statements in this report are based upon information known to the company on the date of this report. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the company's forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy.

Investor Relations

Waterside (HCB3)

PO Box 365

Harmondsworth

UB7 OGB

Tel: +44 (0) 20 8738 6947

Fax: +44(0) 20 8738 9602

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

British Airways Plc

2. Name of shareholder having a major interest

AEGON UK plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Chase Nominees Ltd	31,364,906

5. Number of shares / amount of stock acquired

N/a

6. Percentage of issued class

7. Number of shares / amount of stock disposed

8,684,342

8. Percentage of issued class

0.80%

9. Class of security

ordinary shares of 25p

10. Date of transaction

Not known

11. Date company informed

7 June 2004

12. Total holding following this notification

31,364,906

13. Total percentage holding of issued class following this notification

2.89%

14. Any additional information

15. Name of contact and telephone number for queries

Alan Buchanan, 020 8738 5119

16. Name and signature of authorised company official responsible for making this notification

Alan Buchanan, Company Secretary

Date of notification

7 June 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.